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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)

                               (Amendment No. ____)(1)

                                Brooktrout, Inc.

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                                (Name of Issuer)

                     Common Stock, $.01 par value per share

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                         (Title of Class of Securities)

                                   114580103

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                                 (CUSIP Number)

                                 Eric R. Giler
                                Brooktrout, Inc.
                                250 First Avenue
                               Needham, MA 02494
                              Tel. (781) 449-4100

                                with a copy to:

                                Mark L. Johnson
                   Wilmer Cutler Pickering Hale and Dorr LLP
                                60 State Street
                                Boston, MA 02109
                              Tel. (617) 526-6038

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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 18, 2005

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            (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

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(1)   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  114580103                  13D                            Page 2 of 7

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1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Eric R. Giler
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [ ]
                                                                        (b) [ ]
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3.    SEC USE ONLY

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4.    SOURCE OF FUNDS*

      PF, SC
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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2(e)                                                          [ ]

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6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

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                     7.     SOLE VOTING POWER
      NUMBER OF                 0
       SHARES        -----------------------------------------------------------
    BENEFICIALLY     8.     SHARED VOTING POWER
   OWNED BY EACH                885,039 (1)
     REPORTING       -----------------------------------------------------------
    PERSON WITH      9.     SOLE DISPOSITIVE POWER
                                672,272 (2)
                     -----------------------------------------------------------
                    10.     SHARED DISPOSITIVE POWER
                                212,767 (3)

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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      885,039

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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.7%  (4)

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14.   TYPE OF REPORTING PERSON*

      IN
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(1)   Includes (a) 212,092 shares held jointly with Mr. Giler's spouse, (b) 675 shares held by Mr. Giler's spouse, as custodian, on behalf of their children, as to which shares Mr. Giler disclaims beneficial ownership, and
      (c) 441,925 shares issuable pursuant to outstanding stock options exercisable within 60 days of August 15, 2005. These shares are subject to the Stockholder Voting Agreement described in Item 4.

(2) Includes 441,925 shares issuable pursuant to outstanding stock options exercisable within 60 days of August 15, 2005. These shares are subject to the Stockholder Voting Agreement described in Item 4.

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CUSIP No.  114580103                  13D                            Page 3 of 7

(3)   Consists of (a) 212,092 shares held jointly with Mr. Giler's spouse and
      (b) 675 shares held by Mr. Giler's spouse, as custodian, on behalf of their children, as to which shares Mr. Giler disclaims beneficial ownership. These shares re subject to the Stockholder Voting Agreement described in Item 4.

(4)   Based on 12,761,894 shares of Common Stock outstanding as of August 15,
      2005.

ITEM 1. SECURITY AND ISSUER.

      The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock") of Brooktrout, Inc., a Massachusetts corporation (the "Company"). The principal executive office of the Company is located 250 First Avenue, Needham, Massachusetts 02494.

ITEM 2. IDENTITY AND BACKGROUND.

      This statement is filed by Eric R. Giler, President of the Company. The Company is a provider of communications hardware and software products. Mr. Giler's business address is the principal executive office of the Company, which is 250 First Avenue, Needham, Massachusetts 02494.

      During the last five years, Mr. Giler has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Giler has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Mr. Giler is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      A total of 299,677 shares of Common Stock to which this Schedule 13D relates were purchased from the Company for aggregate consideration of approximately $412,000 paid by Mr. Giler and his spouse from their respective personal funds. A total of 225 of these shares were given by Mr. Giler as a gift to a custodial account for the benefit of one of Mr. Giler's children; Mr. Giler's spouse is the custodian of this account.

      A total of 450 shares of Common Stock to which this Schedule 13D relates were donated by third-parties as gifts to custodial accounts for the benefit of Mr. Giler's children. Mr. Giler's spouse is the custodian for these accounts.

      A total of 142,987 shares of Common Stock to which this Schedule 13D relates were purchased by Mr. Giler from the Company for aggregate consideration of $2,762,961, of which $2,761,531 was financed through the Brooktrout, Inc. Stock Option Loan Program and $1,430 was paid by Mr. Giler from his personal funds. Pursuant to the Stock Option Loan Program, the Company offered nonrecourse loans to its officers, including Mr. Giler, to finance the exercise price of previously granted and fully vested nonqualified stock options held by them. Each loan to Mr. Giler related to the exercise of a specific option and was evidenced by a nonrecourse promissory note and security agreement (a "Promissory Note"). The shares of Common Stock purchased upon exercise of each option were pledged as collateral to secure repayment of the applicable Promissory Note. Each Promissory Note is due and payable upon the earlier of (1) 90 days following termination of Mr. Giler's employment with us and (2) the expiration of the term of the option relating to such Promissory Note. Each Promissory Note may be paid in cash or by surrender of the shares of the then-remaining shares of Common Stock pledged as collateral for such Promissory Note. If Mr. Giler chooses to surrender shares of Common Stock in repayment of the Promissory Note, the value of such shares shall be deemed to be equal to the then principal amount outstanding under the Promissory Note, regardless of the actual fair market value of such shares at the time of surrender. The Promissory Notes may be prepaid, in whole or in part, without premium or penalty. In connection with the merger discussed below in Item 4, Mr. Giler delivered to the Company, on August 18, 2005, a Notice of Election to Repay Outstanding Loans under the Brooktrout, Inc. Stock Option Loan Program (the "Notice to

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CUSIP No.  114580103                  13D                            Page 4 of 7

Repay"). Pursuant to the Notice to Repay, Mr. Giler has agreed to repay the outstanding balance of his Promissory Notes in full. Promissory Notes relating to options that had an exercise price over $13.05 per share will be repaid by surrendering shares of Common Stock pledged as collateral for the applicable Promissory Note, and the remainder of the outstanding balance of Mr. Giler's Promissory Notes will be repaid in cash from proceeds received by Mr. Giler in the merger.

      A total of 441,925 shares of Common Stock to which this Schedule 13D relates are issuable to Mr. Giler pursuant to outstanding stock options exercisable within 60 days of August 15, 2005. Mr. Giler has not exercised these options and therefore has not paid any consideration for these shares.

ITEM 4. PURPOSE OF TRANSACTIONS.

      On August 18, 2005, EAS Group, Inc., a Delaware corporation ("EAS Group"), XL Acquisition Corp., a Massachusetts corporation and wholly owned subsidiary of EAS Group (the "Merger Subsidiary") and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), which provides that, subject to certain conditions, Merger Subsidiary will be merged with and into the Company, with the Company continuing as the surviving corporation (the "Surviving Corporation"). Upon consummation of the merger, the Articles of Organization and the By-Laws of the Company as in effect immediately prior to the merger will be the Articles of Organization and the By-Laws of the Surviving Corporation, and the directors and officers of the Merger Subsidiary will become the directors and officers of the Surviving Corporation. As a result of the merger, the Common Stock will be removed from quotation on The Nasdaq National Market and deregistered under the Securities Exchange Act of 1934, as amended, and the Company will become a wholly owned subsidiary of EAS Group.

      In connection with the Merger Agreement, as a condition to the willingness of EAS Group and the Merger Subsidiary to enter into the Merger Agreement, and as an inducement and in consideration therefor, EAS Group entered into separate Stockholder Voting Agreements, dated as of August 18, 2005, with certain executive officers and directors of the Company, including Mr. Giler. Pursuant to the Stockholder Voting Agreement between EAS Group and Mr. Giler (the "Voting Agreement"), Mr. Giler irrevocably granted and appointed EAS Group as his proxy and attorney-in-fact to vote or cause to be voted each of the 885,039 shares of the Common Stock beneficially owned by Mr. Giler in favor of the adoption of the Merger Agreement and in accordance with the voting requirements set forth in the Voting Agreement.

      Merger Agreement

      Under the Merger Agreement, at the effective time of the merger (the "Effective Time") and as a result of the merger, each share of Common Stock of the Company issued and outstanding immediately prior to the Effective Time (other than shares owned by EAS Group or the Merger Subsidiary, shares owned by any direct or indirect wholly owned subsidiary of the Company and any dissenting shares whose holders have perfected their rights to dissent as described in the Merger Agreement) shall be automatically converted into the right to receive $13.05 in cash, without interest (the "Merger Consideration"). As of the Effective Time, all such shares will no longer be outstanding and will automatically be canceled and will cease to exist, and subject to the rights of the dissenting shareholders under the Merger Agreement, each holder of a certificate representing any such shares will cease to have any rights with respect to such shares except the right to receive the Merger Consideration upon the surrender of such certificate in accordance with the Merger Agreement, without interest. Completion of the merger is subject to the satisfaction of a number of conditions, including the receipt of regulatory approvals and approval of the Merger Agreement by a vote of the holders of not less than two-thirds of the outstanding shares of Common Stock.

      Voting Agreement

      Pursuant to the Voting Agreement, among other things, Mr. Giler has agreed:

- to appear at the special meeting of the shareholders of the Company held for the purpose of approving the Merger Agreement or otherwise cause his shares to be counted at such shareholder meeting for purposes of calculating a quorum;

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CUSIP No.  114580103                  13D                            Page 5 of 7

- to vote in favor of any proposal to adjourn such meeting if necessary to permit the further solicitation of proxies in the event that there are not sufficient votes to approve the Merger Agreement at the time of the shareholder meeting; and

- to vote all of his shares of Common Stock (a) in favor of approval of the Merger Agreement and (b) against any letter of intent, acquisition agreement, merger agreement or similar agreement providing for the consummation of a transaction contemplated by an alternative acquisition proposal.

      Mr. Giler has appointed EAS Group, with full power of substitution, as his attorney and irrevocable proxy, to the full extent of his rights with respect to his shares, to vote, if he is unable to perform his obligations under the Voting Agreement, each of such shares in the manner described above. The proxy is intended to be irrevocable until the termination of the Voting Agreement.

      In the Voting Agreement, Mr. Giler also has agreed that, until the conclusion of the special meeting of the shareholders of the Company held for the purpose of approving the Merger Agreement, he will not (except as contemplated in the Voting Agreement or Merger Agreement) directly or indirectly
(1) sell, transfer, assign, pledge, encumber or otherwise dispose of his shares,
(2) deposit any of his shares into a voting trust or enter into a voting agreement or arrangement, or grant any proxy or power of attorney with respect to his shares that is inconsistent with the Merger Agreement, (3) enter into any contract, option or other arrangement with respect to the direct or indirect sale, transfer, assignment or other disposition of any of his shares. However, Mr. Giler may make (1) transfers by will or by operation of law, in which case the Voting Agreement will bind the transferee, (2) transfers in connection with estate and charitable planning purposes, including transfers to relatives, trusts and charitable organizations, subject to the transferee agreeing in writing to be bound by the terms of, and perform the obligations of Mr. Giler under, the Voting Agreement, and (3) as EAS Group may otherwise agree in writing.

      The foregoing summary of the merger and the Merger Agreement is qualified in its entirety by reference to the Merger Agreement that is filed as Exhibit 1 to this Schedule 13D. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement that is filed as Exhibit 2 to this Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) and (b) As of the date hereof, Mr. Giler beneficially owns in the aggregate 885,039 shares of Common Stock, representing approximately 6.7% of the shares of Common Stock that Mr. Giler believes were outstanding as of August 15, 2005. Of these shares, (a) 212,092 shares are held jointly with Mr. Giler's spouse, (b) 675 shares are held by Mr. Giler's spouse, as custodian, on behalf of their children, as to which shares Mr. Giler disclaims beneficial ownership, and (c) 441,925 shares are issuable pursuant to outstanding stock options exercisable within 60 days of August 15, 2005. Mr. Giler has shared power to vote or direct the vote of all 885,039 shares. Mr. Giler has sole power to dispose or direct the disposition of 672,272 of these shares and shared power to dispose or direct the disposition of 212,767 of these shares.

      To the knowledge of Mr. Giler, EAS Group is a Delaware corporation with a principal purpose of holding all of the capital stock of Excel Switching Corporation, a Delaware corporation ("Excel Switching") that provides carrier-class, open services platforms, media gateways and media servers. To the knowledge of Mr. Giler, the principal business address of EAS Group is 75 Perseverance Way, Hyannis, Massachusetts 02601. To the knowledge of Mr. Giler, EAS Group has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      To the knowledge of Mr. Giler, Kim Giler, Mr. Giler's spouse, is a citizen of the United States of America. To the knowledge of Mr. Giler, the address of Mrs. Giler is c/o Eric Giler, Brooktrout, Inc., 250 First Avenue,

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CUSIP No.  114580103                  13D                            Page 6 of 7

Needham, Massachusetts 02494. To the knowledge of Mr. Giler, Mrs. Giler has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (c)   None.

      (d)   None.

      (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Other than the Merger Agreement, the Voting Agreement, the Promissory Notes, the Notice to Repay and various stock option agreements between Mr. Giler and the Company, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Giler and any person or entity with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      The following documents are filed as exhibits to this Schedule 13D and incorporated herein by reference.

Exhibit No.   Description
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
1             Agreement and Plan of Merger, dated as of August 18, 2005, by and among Brooktrout, Inc., EAS Group, Inc.
              and XL Acquisition Corp. is hereby incorporated by reference from Exhibit 2.1 to Amendment to Current
              Report on Form 8-K/A filed with the SEC on August 19, 2005 (File No. 000-20698).

2             Stockholder Voting Agreement, dated as of August 18, 2005, by and among Brooktrout, Inc., EAS Group, Inc.
              and Eric R. Giler.

3             Promissory Note, dated March 3, 2000, in the principal aggregate amount of $2,330,233.88, executed by Eric
              R. Giler in favor of Brooktrout, Inc.

4             Promissory Note, dated March 3, 2000, in the principal aggregate amount of $298,546.88, executed by Eric
              R. Giler in favor of Brooktrout, Inc.

5             Promissory Note, dated March 3, 2000, in the principal aggregate amount of $132,750.00, executed by Eric
              R. Giler in favor of Brooktrout, Inc.

6             Notice of Election to Repay Outstanding Loans under the Brooktrout, Inc. Stock Option Loan Program, delivered by Eric R. Giler on August 18, 2005.

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CUSIP No.  114580103                   13D                           Page 7 of 7

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 13, 2005                      /s/Eric R. Giler
                                           -------------------------------------
                                           Eric R. Giler